UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Disposal of Treasury Shares

1. Number of Treasury Shares to be Disposed		Common shares	370,355
		Preferred shares	—
2. Price of the Treasury Shares to be Disposed (Won)		Common shares	38,452
		Preferred shares	—
3. Estimated Aggregate Disposal Value (Won)		Common shares	14,240,890,460
		Preferred shares	—
4. Disposal Period		From	May 2, 2025
		To	March 26, 2027
5. Purpose of Disposal			Disclosure of the entire stock option grant approved at a previous annual general meeting of shareholders due to the initial exercise of stock options
6. Method of Disposal			Over-the-counter
7. Investment Brokerage Agent			—
8. Treasury Shares Held Before Disposal	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	1,898,851	Percentage of shares (%)	0.88
		Preferred shares	—	Percentage of shares (%)	—
	Other Acquisition	Common shares	—	Percentage of shares (%)	—
		Preferred shares	—	Percentage of shares (%)	—
9. Date of Resolution by the Board of Directors			—
- Attendance of Outside Directors			—
- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—
10. Maximum Daily Sale Order		Common shares	—
		Preferred shares	—

11. Other Matters Relating to an Investment Decision

-

In accordance with Article 5-9 of the Regulation on Securities Issuance and Disclosure, this report concerns the disclosure of all stock options granted at the general meeting of shareholders held in 2020 (the “2020 General Meeting of Shareholders”) as shares scheduled for disposal, triggered by the initial exercise of stock options. Currently, 91,073 shares have been confirmed for disposal (applicant: one retired executive officer).

-

Regarding Item 1 above, in accordance with Article 5-9 of the Regulation on Securities Issuance and Disclosure, the number of treasury shares to be disposed of includes all stock options granted at the 2020 General Meeting of Shareholders (387,624 shares), except shares for which rights have expired (17,269 shares). If stock options are exercised in the future, the number of treasury shares to be disposed of will be confirmed and distributed accordingly.

-

As the holder of the stock options that were exercised at this time have elected for the “compensation in treasury shares for the difference in price” method, the Company will transfer treasury shares equivalent in value to the difference between the exercise price and the closing market price on the exercise date. A total of 337,408 stock options have been exercised, and 91,073 treasury shares have been confirmed for payment. The number of shares to be disposed of was calculated based on the closing market price on the stock option exercise date.

-	Among the exercisable stock options, 32,947 shares remain unconfirmed for disposal and may be subject to change depending on future exercise requests and methods of settlement.

(Unit: shares and Won)

Classification	Exercisable stock options	Exercised	Not yet confirmed	Exercise price	Exercisable period
Granted in 2020	370,355	337,408	32,947	38,452	March 26, 2027
Total	370,355	337,408	32,947

-	Regarding Item 2 above, the price of the treasury shares to be disposed of is the exercise price of the stock options.

-	Regarding Item 3 above, the estimated aggregate disposal value has been calculated by multiplying the number of shares to be disposed of by the disposal price per share.

-	Regarding Item 6 above, the disposal will be implemented by the transfer of shares from the Company’s securities account for treasury shares to the securities account of each recipient.

-	Pursuant to Article 176-2 of the Financial Investment Services and Capital Markets Act, a separate resolution by the board of directors is not required.

[Treasury Shares Held Prior to Decision on Disposal of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	1,903,711	—	4,860	—	1,898,851	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	1,903,711	—	4,860	—	1,898,851	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	1,903,711	—	4,860	—	1,898,851	—
			Preferred shares	—	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: May 2, 2025